

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

August 5, 2010

By Facsimile (212.299.6770) and U.S. Mail

Gary J. Simon, Esq.
Hughes Hubbard and Reed LLP
One Battery Park Plaza
New York, New York 1004-1482

>   **Re: Presidential Life Corporation**
>   **Additional soliciting material filed August 5, 2010**
>   **Filed by Herbert Kurz, Donna Brazile, William Flynn, et. al.**

Dear Mr. Simon:

We have reviewed the above filing and have the following comments.

General

1.   We note that you have made statements in your proxy statement and in your soliciting material that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company's current directors and management, or make charges of illegal, improper or immoral conduct without adequate factual foundation. The following problematic statements are representative of those that appear in your filing:

-    "Please join me in bringing a slate of experienced and highly qualified directors to the Board. The Board I urge you to vote for has solid experience and a proven track record and *will reverse the horrible waste frenzy that pervades current operations*."

-    "We will *return to an orientation of integrity* and profitability and work to make the dividends more secure."

Please do not use these or similar statements without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

2.   See our last comment above. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Further, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

- "…the Company is earning less than its cost of capital." Provide support for such statement and if supportable provide appropriate disclosure to clarify the meaning of this statement, e.g. the period of time to which this relates.

- "The Company suffered a loss in Capital and Reserve of almost $100 million this past year." We note that counsel has cited to a chart on page 2 of the Company's annual report entitled "Capital/Surplus/AVR." Please provide a reasonably detailed explanation of the chart's contents and how it supports such disclosure.

- "As things are right now, every day that the Company opens its doors to conduct business, shareholder value is destroyed."

- "[The Company's] business plan is not profitable." Please reconcile this with the Company reporting positive net income for the three and six month periods ended June 30, 2010.

- "[The present management] ignore[s] the practice of frugality as evidenced by spending about 5 million dollars (so far) to maintain their jobs and benefits – with more cash waste to follow." Provide support for this figure and the basis for such prediction of future events.

- "Compare the market value of Presidential stock owned by all of their directors to their wasteful outlay, $2,000,000 vs. $5,000,000 wasted." Provide support for both figures.

- "…we successfully navigated our company from its $6/share original cost to a market value (with stock splits) of $1000/share along with a steady stream of dividends."

- "I will reverse the negative trends…" What negative trends are being referred to? Provide support for such statement.

*   *   *

       Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                       Sincerely,

                       Perry J. Hindin
                       Special Counsel
                       Office of Mergers & Acquisitions